UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-207756-02

World Omni Auto Receivables Trust 2016-B

(Exact name of registrant as specified in its charter)

250 Jim Moran Boulevard, Deerfield Beach, FL 33442 (954) 429-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

World Omni Auto Receivables Trust 2016-B, Asset-Backed Notes, Class A-1, Class A-2,

Class A-3, Class A-4 and Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)(2)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 World Omni Auto Receivables Trust 2016-B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

World Omni Auto Receivables Trust 2016-B
(Issuing Entity)

By:	World Omni Financial Corp.
(Servicer, not in its individual capacity, but solely as
Servicer on behalf of the Issuing Entity)

Date: November 19, 2020	/s/ Ronald J. Virtue
Name: Ronald J. Virtue
Title: Assistant Treasurer
World Omni Financial Corp.